October 12, 2018

Cameron Reynolds
President and Chief Executive Officer
VolitionRx Limited
1 Scotts Road
#24-05 Shaw Centre
Singapore 228208

       Re: VolitionRx Limited
           Registration Statement on Form S-3
           Filed October 5, 2018
           File No. 333-227731

Dear Mr. Reynolds:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Marc G. Alcser, Esq.